TRADE MEDIA HOLDINGS LTD, AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At December 31	At March 31
	1999	2000
		(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents.....................................................................................	$15,433	$14,650
Accounts receivable, net........................................................................................	7,126	6,586
Receivables from sales representatives.................................................................	6,172	7,510
Inventory of paper..................................................................................................	583	527
Prepaid expenses and other current assets.............................................................	3,227	2,527
Total Current Assets.......................................................................................	32,541	31,800

Property and equipment, net......................................................................................	9,788	10,427
Intangible assets, net..................................................................................................	745	652
Long term investments ..............................................................................................	-	10,000
Bonds held to maturity, at amortized cost ...............................................................	2,348	2,379
Loan to chief executive officer .................................................................................	-	5,009
Other assets.................................................................................................................	1,223	1,214
Total Assets......................................................................................................	$46,645	$61,481
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable...................................................................................................	$ 3,469	$ 2,375
Deferred income and customer prepayments........................................................	15,139	15,173
Accrued liabilities..................................................................................................	7,069	5,597
Short-term loan ......................................................................................................	-	13,260
Income taxes payable.............................................................................................	314	433
Total Current Liabilities................................................................................	25,991	36,838
Liabilities for incentive and bonus plan.....................................................................	3,540	3,213
Amount due to Parent Company...............................................................................	11,404	11,404
Total Liabilities................................................................................................	40,935	51,455

Shareholder's equity:
Ordinary shares, US$0.01 par value; 50,000,000 shares authorized;
25,051,380 shares issued and outstanding...................................??????????	251	251
Additional paid in capital (Note 1) ????..????????????????????????????... Retained earnings...............................................................................................??	- 5,459	64,000 842
Less : Unearned compensation (Note 2) ??????????????????????????????	-	(55,067)
Total shareholders' equity.............................................................................	5,710	10,026
Total liabilities and shareholders' equity.....................................................	$46,645	$61,481

Note : 1. Reflects the non-cash compensation resulting from the transfer of shares from the Parent Company to the chairman and chief executive officer of the Company.

2. Reflects the remaining unearned non-cash compensation as at March 31, 2000 resulting from the transfer of shares from the Parent Company to the chairman and chief executive officer of the Company. The Company will recognize non-cash compensation expense over approximately 10 years.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

CONSOLIDATED STATEMENTS OF INCOME

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended March 31,
	1999	2000
	(Unaudited)	(Unaudited)
Revenues:
Online advertising services.........................................................................	$ 5,320	$ 11,130
Subscriptions and print advertising services..............................................	15,827	12,978
Global transaction software services..........................................................	161	107
Other............................................................................................................	741	1,119
	22,049	25,334
Cost of Revenues...........................................................................................	7,029	8,648
Gross Profit...................................................................................................	15,020	16,686

Operating Expenses:
Circulation, general and administrative.....................................................	10,731	11,549
Online services development.....................................................................	748	897
Non-cash compensation expense (Note 3) .................................??????..	-	8,933
Amortization of intangibles........................................................................	93	93
Total Operating Expenses...........................................................................	11,572	21,472
Income/(Loss) from Operations..................................................................	3,448	(4,786)
Interest expense..........................................................................................	(84)	(30)
Interest income...........................................................................................	119	77
Foreign exchange gains (losses), net??????????????????????????....	(10)	383
Income/(Loss) before Income Taxes..........................................??.??.??..	3,473	(4,356)
Income Tax Provision..................................................................................	(279)	(261)
Net Income/(Loss) ????????????????????????????????......................	$ 3,194	$ (4,617)
Retained earnings brought forward ..........................................................	$ 9,435	$ 5,459
Retained earnings carried forward ...........................................................	$ 12,629	$ 842
Basic and diluted net income/(loss) per share...........................................	$ 0.13	$ (0.18)
Net Income before non-cash compensation expense ????...????????...	$ 3,194	$ 4,316
Basic and diluted net income per share before non-cash compensation expense ??????????????????..??????????????????.	$ 0.13	$ 0.17
Shares used in basic and diluted net income per share calculations (Note 4) ??????????????????????????????????????????????????...	25,051,380	25,051,380

Note : 3. Reflects the non-cash compensation expense resulting from the transfer of shares from the Parent Company to the chairman and chief executive officer of the Company.

4. As restated for the effects of the Share Exchange that occurred on April 14, 2000, similar to a 2,505 to 1 stock spilt.

TRADE MEDIA HOLDINGS LTD. AND SUBSIDIARIES

(PREDECESSOR TO GLOBAL SOURCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended March 31
	1999	2000
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income/(Loss) .....................................................................	$ 3,194	$ (4,617)
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Depreciation and amortization...................................................	638	648
Loss on sale of property and equipment....................................	-	(6)
Accretion of U.S. Treasury strips zero % coupon.....................	(42)	(31)
Bad debt expense.......................................................................	270	291
Expenses allocated by Parent Company....................................	165	-
Non-cash compensation expense ??????????????????????	-	8,933

Changes in assets and liabilities:
Accounts receivables.................................................................	(144)	249
Receivables from sales representatives.....................................	(377)	(1,338)
Inventory of paper......................................................................	92	56
Prepaid expenses and other current assets.................................	1,323	700
Loan to chief executive officer .................................................	-	(5,009)
Long term assets.........................................................................	68	9
Accounts payable.......................................................................	(2,639)	(1,094)
Accrued liabilities and liabilities for incentive and bonus plans.........................................................................................	(477)	(1,799)
Deferred income and customer prepayments............................	344	34
Amount due to Parent Company...............................................	(1,362)	-
Income taxes payable.................................................................	(33)	119
Net cash provided by (used for) operating activities......	1,020	(2,855)

Cash flows from investing activities:
Purchase of long term investments............................................	-	(10,000)
Purchase of property and equipment.........................................	(520)	(1,194)
Proceeds from sales of property and equipment.......................	-	6
Net cash used for investing activities................................	(520)	(11,188)

Cash flows from financing activities:
Short-term borrowings ..............................................................	-	13,260
Advances from (to) shareholders...............................................	(2,503)	-
Net cash (used for) generated from financing activities.	(2,503)	13,260

Net decrease in cash and cash equivalents....................................	(2,003)	(783)
Cash and cash equivalents, beginning of the year.........................	15,713	15,433
Cash and cash equivalents, end of the year..............................	$ 13,710	$ 14,650

Supplemental cash flow disclosures:
Income tax paid..........................................................................	$ 312	$ 142
Interest paid................................................................................	84	30